UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report: March 6, 2023

(Date of earliest event reported)

Trilogy Multifamily Income & Growth Holdings I, LLC
(Exact name of issuer as specified in its charter)

Delaware	85-2979975
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

520 West Erie Street

Suite 100

Chicago, Illinois 60654

(Full mailing address of principal executive offices)

312-750-0900

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Bonds

ITEM 1. FUNDAMENTAL CHANGE

On February 28, 2023, a subsidiary of Trilogy Multifamily Income & Growth Holdings I, LLC, a Delaware limited liability company (the “Company”), TF NoCa Blu, LLC, a Delaware limited liability company (the “Borrower”), executed a Multifamily Loan and Security Agreement (the “Loan Agreement”) pursuant to which CBRE Capital Markets, Inc., a Texas Corporation (the “Lender”) provided a $19,110,000.00 senior secured loan (the “Loan”) to the Borrower.

The Loan is evidenced by a Note executed by the Borrower in favor of the Lender in the principal amount of $19,110,000.00 (the “Note”). The Loan is interest-only and carries an interest rate of five and eighty-one hundredths’ percent (5.81%). The Loan will mature, and is payable, on March 1, 2030 (the “Maturity Date”). The Borrower may prepay the Loan in full provided, that, the Borrower shall pay a prepayment charge in connection with such prepayment (the “Prepayment Charge”), as described in the Note. There is no Prepayment Charge during the “Window Period,” which is the three-calendar-month period prior to the Maturity Date.

The Loan is secured by the Company’s multifamily rental property located in Chicago, Illinois known as “Noca Blu” (the “Mortgaged Property”). The Mortgaged Property has 138 residential units and 8,826 square feet of commercial retail space.

The initial purchase price of Noca Blue was funded in part by seven unsecured promissory notes (the “Related-party Notes”) provided by the following affiliates of the Company’s manager: (a) Trilogy Legacy Fund, L.P., (b) Trilogy Legacy Fund II, L.P., (c) Trilogy Multifamily Fund II, L.P. (“Fund II"), (d) Trilogy Multifamily Fund III, L.P. (“Fund III”), (e) Trilogy Multifamily Fund IV, L.P., (f) Trilogy Multifamily Fund V, L.P. and (g) Trilogy Opportunity Zone Fund II, L.P. The proceeds of the Loan will be used to repay any amounts remaining due under the Related-party Notes as of February 28, 2023, other than the Related-party Notes due to Fund II and Fund III.  The amounts due under the Related-party Notes in favor of Fund II and Fund III have been contributed by Fund II and Fund III as capital to the Borrower as of February 28, 2023, pursuant to a note contribution agreement (the “Note Contribution Agreement”).  Additionally, Fund III has contributed additional cash capital to the Borrower as of February 28, 2023.  Therefore, as of February 28, 2023, the Borrower became jointly owned by the Company (53.065%), Fund II (24.456%) and Fund III (22.389%), as further described in the Borrower’s amended and restated operating agreement (the “Borrower A&R Operating Agreement”).  The Company is the sole manager of the Borrower.

The Loan Agreement includes customary representations, warranties, covenants and terms and conditions for transactions of this type, including limitations on incurrence of debt, liens and asset sales and dispositions, covenants to preserve corporate existence and comply with laws, covenants on the application of proceeds of the Loan and default provisions, including defaults for non-payment, breach of representations and warranties, insolvency, sale or other disposition of a substantial portion of assets and failure to pay other outstanding debt. The Loan Agreement has also provisions for certain reserve requirements. The occurrence of an event of default under the Loan Agreement could result in the Loan becoming immediately due and payable.

In addition to the Mortgaged Property, the Loan is secured by the reserve accounts established pursuant to the terms of the Loan Agreement

The foregoing is a summary of the Loan Agreement, the Note, the Note Contribution Agreement and the Borrower A&R Operating Agreement and is qualified in its entirety by reference to the complete text of those documents.  The Loan Agreement, the Note, the Note Contribution Agreement, and the Borrower A&R Operating Agreement are filed by the Company as Exhibits 6.1, 6.2, 6.3 and 6.4 respectively to this Current Report on Form 1-U and are incorporated by reference into this Item 1.

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ITEM 9. OTHER EVENTS

Exhibits

Exhibit No.	Description of Exhibit

6.1	Multifamily Loan and Security Agreement, dated as of February 28, 2023, by and between TF NoCa Blu, LLC and CBRE Capital Markets, Inc.

6.2	Promissory Note, dated as of February 28, 2023, issued by TF NoCa Blu, LLC in favor of CBRE Capital Markets, Inc.

6.3

Note Contribution Agreement, dated as of February 28, 2023, by and between TF NoCa Blu, LLC and Trilogy Multifamily Income & Growth Holdings I, LLC, Trilogy Multifamily Fund II, LP, and Trilogy Multifamily Fund III, LP

6.4	Amended And Restated Operating Agreement, dated as of February 28, 2023, of TF NoCa Blu, LLC

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf.

Trilogy Multifamily Income & Growth Holdings I, LLC, a Delaware limited liability company

By:	/s/ Matthew Leiter
Name:	Matthew Leiter
Its:	Chief Financial Officer
(principal financial officer and principal accounting officer)

Date: March 6, 2023

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